[illegible] WITH YOU IN MIND

Annual Report 2007

We are living in the era of "YOU." Consumers demand personalized treatment. And businesses must use highly efficient and focused communications to reach them. By providing solutions that help businesses succeed, we create value for our customers and shareholders alike. In 2007, we achieved a remarkable milestone – one billion dollars of revenue. To our customers, employees and shareholders – we have YOU to thank.

COLOR 1
PMS 485

$1,

Consolidated Graphics, Inc. (CGX), headquartered in Houston, Texas, is one of North America's leading general commercial printing companies. With a network of 68 facilities strategically located across 27 states and in Canada, we offer customers unmatched capabilities and unparalleled levels of convenience, efficiency and service. We produce a broad array of high-quality printed materials including: marketing brochures, point-of-purchase displays, direct mail pieces, shareholder communications, business stationery and training manuals. In addition to a complete spectrum of traditional printing and fulfillment services, CGX offers an extensive and growing range of customized digital and Internet-based technology services marketed as CGXSolutions. Our base of more than 22,000 customers represents nearly every major industry and includes many of North America's most prominent corporations. We provide the service and responsiveness of a local printer enhanced by the economic, geographic and technological advantages of a large national organization. This puts us in a unique position to be a single-source provider to meet all of our customers' needs, no matter how large, small, specialized or complex. Consolidated Graphics is listed on the New York Stock Exchange under the symbol CGX. For more information, visit www.cgx.com.

PMS 158 PMS 109 PMS 616 PMS 390 PMS 7496

0 6,18

9.8%

OPERATING MARGIN*

14%

INCREASE IN REVENUES

A landmark year. We are pleased to report a year of record sales and earnings in which Consolidated Graphics joined the ranks of billion dollar companies. We continue to grow and prosper by staying true to the business strategy that has propelled our success while innovating and evolving to stay ahead of the curve in servicing our customers.

Building on a Sound Strategy

By all measures, 2007 was a landmark year for Consolidated Graphics. Revenues rose 14 percent to top $1 billion for the first time in our history. At the same time, we achieved a strong increase in our operating margins, which were up sharply to 9.8 percent* from 7.6 percent a year ago, helping to drive record earnings.

*Non-GAAP measure excluding the effect of a non-cash impairment of goodwill. For additional information about our non-GAAP measures, please refer to the Company's May 9, 2007 filing on Form 8-K with the Securities and Exchange Commission.

FINANCIAL HIGHLIGHTS

(In thousands, except per share data)

[illegible]	[illegible]	[illegible]	[illegible]
[illegible]			
Sales	$ 1,006,186	$ 879,023	$ 779,016
Operating income	86,785	67,204	56,829
Net income	50,741	38,498	32,722
Diluted earnings per share	3.65	2.73	2.31
Cash flow from operations	72,774	79,249	75,239
[illegible]			
Working capital	$ 100,153	$ 67,474	$ 64,225
Total assets	723,969	611,313	590,229
Long-term debt	142,144	90,678	111,895
Shareholders' equity	365,536	318,946	283,332


PMS 542
PMS 619
PMS Warm Gray 9
PMS Black 6
6,000

Among our many production capabilities, CGX offers sheetfed printing up to 12 spot colors in one pass.


OFFSET PRINTING COMPANY
OFFSET AND DIGITAL PRINTING COMPANY
TECHNOLOGY CENTER

54%

INCREASE IN
[illegible]*

7.8%

INTERNAL
SALES GROWTH



Net income grew to $50.7 million, or $3.65 per diluted share, a 34 percent increase over 2006. Excluding a goodwill impairment in the fourth quarter, our non-GAAP diluted earnings per share were $4.21, representing a 54 percent increase.*

Our record sales and earnings are a tribute to the strength of our business model and our success in executing on it to achieve growth in multiple ways. One growth vehicle is acquisitions, which accounted for 6.7 percent of our increase in sales in 2007.

We are also capturing market share by leveraging our broad geographic footprint and vast array of capabilities to offer superior solutions to our customers. Our strong 2007 internal growth rate of 7.8 percent resulted primarily from our success in attracting new customers who fit our national account profile and growing our printing revenues sourced through the technology-based services of CGXSolutions. Combined revenue from these channels rose by 34 percent over last year and accounted for 14 percent of our total sales in 2007.

Growing our Market Share by Selling Solutions

Consolidated Graphics is solidly positioned to capitalize on the growing trend among large corporations to seek a sole-source provider of printing, fulfillment and related technology solutions. In addition to our broad geographic footprint and extensive capabilities,

$58.5 million

NET INCOME*

our strategic advantages in serving these customers include leading-edge technology in CGXSolutions, our large fleet of digital presses and a proprietary bridge that links customer databases to this rapidly expanding network.

Perhaps our most significant advantage is our sales and service approach, which enables us to deliver seamless, integrated solutions no matter where the customer is located or how their purchasing activities are organized and distributed.

Recognizing that large national customers are seeking total solutions, not segmented printing and technology services, we have created a strategic sales organization dedicated to helping customers tap the full range of CGX capabilities to grow their sales and enhance efficiencies. Working alongside our local sales professionals, our CGXSolutions sales executives draw on strong project management skills and the full resources of the CGX network to create strategic solutions that are tailored to each customer's individual needs.

Growth through Acquisitions

A disciplined program of acquisitions has long been an important facet of our growth strategy. Our success in executing strategic acquisitions continued in 2007 with the addition of two outstanding companies, both of which are highlighted in this Annual Report.

Annan & Bird Lithographers, which became part of CGX in January of 2007, is located near Toronto, Canada. The Hennegan Company, located just outside of Cincinnati, Ohio, was acquired by CGX in February of 2007. Each is an excellent, market-leading company in its own right, bringing important capabilities and an impressive customer base to the CGX network.

And there will be more to come. We are strongly positioned as the preferred buyer in a very favorable acquisition environment. With an excellent reputation, superior execution expertise and a strong balance sheet, we have found that many of North America's top printing companies are very receptive to an acquisition by Consolidated Graphics. Our current pipeline of potential acquisitions represents annual revenues in excess of $500 million.

*Non-GAAP measure excluding the effect of a non-cash impairment of goodwill. For additional information about our non-GAAP measures, please refer to the Company's May 9, 2007 filing on Form 8-K with the Securities and Exchange Commission.

$4.21

DILUTED EPS*

$73 million

OPERATING CASH FLOW

Investing in our Future

In addition to expanding our footprint, we continue to enhance the capabilities of our existing businesses. We are committed to staying ahead of the customer service curve with investments in leading-edge technology and equipment to expand our services and meet evolving customer needs. We recognize this as a key to building strong, long-term relationships.

In particular, we continue to make significant capital investments to meet robust demand for digital printing services, which we see as a tremendous growth opportunity. In 2007, we dedicated $8.7 million of net capital expenditures, which totaled $42.3 million, to expanding our digital fleet.

Perhaps our most important investment is in our people. Our impressive growth underscores the need to attract talented people and prepare them to assume key roles in an expanding company. Our Leadership Development Program, which provides an in-depth, three-year training program and attractive career opportunities to bright, ambitious college graduates, continues as a vibrant and growing part of our overall recruiting and training strategy. I continue to regard this program as the very best investment we can make in our company's future.

Onward

We have tremendous positive momentum moving into 2008. We are enthusiastically looking to the future with confidence in our ability to create growth from numerous sources – a powerful network, strategic acquisitions and, above all, a dedication to providing relevant solutions that create value for our customers and contribute to their success.

We thank our customers, employees and shareholders for their integral roles in an outstanding year.

Joe R. Davis

Joe R. Davis
Chairman and Chief Executive Officer

SHEETFED PRINTING
- 287 presses
- Up to 12 colors
- Large-format capability up to 81"
- Aqueous and inline UV coating



PRINTING, FULFILLMENT AND TECHNOLOGY SOLUTIONS THAT ARE ESSENTIAL TO OUR CUSTOMERS' GROWTH AND SUCCESS.

WEB PRINTING
- 41 presses
- Full- and half-web
- Heat-set and cold-set
- Up to 8 colors
- Inline finishing

National Strength. Local Service.

Consolidated Graphics is one of North America's leading general commercial printing companies. With 68 facilities strategically located across 27 states and in Canada, we provide the service and responsiveness of a local printer combined with the economic, geographic and technological advantages of a large corporation.

- 106 presses
- High-end color production
  - Xerox iGen3
  - Kodak NexPress
  - HP Indigo
- Black and white
- Variable data printing

- Cut, fold, glue and stitch
- Die cut
- Foil stamp and emboss
- Laminate and sheet

- Kitting
- Mailing and distribution
- Warehousing
- Online inventory management



- Proprietary online technology
  - StoreFront
  - CrossMedia
  - Digital Asset Management
- Multi-site integrated digital and offset solutions
- Business process outsourcing expertise

- Annual reports
- Direct mail
- Flexo labels
- Packaging
- Games and sweepstakes
- Map printing
- Cookbook publishing
- Event print numbering
- Point-of-purchase
- Foreign language translation

- Forestry Stewardship Council (FSC)
- Product and sample affixing
- Lenticular printing
- ISO and GMP registered
- Food-safe packaging
- MetalFX metallic printing
- Ad specialties/ promotional products

CGX has unrivaled printing, fulfillment and technology capabilities, which we strategically combine to create total solutions that help our customers succeed. We offer one of the largest and most technologically advanced commercial sheetfed and digital printing capabilities in North America, sizeable web printing capacity and strategically located fulfillment centers. Our proprietary technology-based solutions offered through CGXSolutions complement our printing capabilities, increase efficiency and enable customers to communicate their marketing messages in innovative new ways.

With capabilities that extend from concept to delivery for all types of projects, we are uniquely positioned to be a sole-source provider for printing and communication solutions. We have a strong commitment to staying ahead of the curve in quality, efficiency and solutions that meet our customers' evolving needs, and we continue to invest in leading-edge technology and equipment. With locations in or near virtually every major U.S. market, our customers get responsive, personal service and easy access to our vast capabilities from a single point of contact at the local level.


1 RECEIVE AND PREPARE FILES
2 STRATEGICALLY DISTRIBUTE ACROSS NETWORK

Distribute and Print.
Consolidated Graphics has the network – and the know-how – to deliver superior value by getting your message to market faster, enhancing efficiency and reducing costs.

We start every job with a clear understanding of the customer's needs and goals. We have the unique ability to implement a "distribute and print" strategy that channels projects to one or more conveniently located CGX facilities to maximize customer value.

CGX

Faster time to market
Reduced inventories
Valuable cost savings

3 PRINT CUSTOMIZED PRODUCTS

4 SHIP TO END USER

The Advantage

By leveraging our unrivaled geographic footprint, the "distribute and print" strategy provides a significant advantage for all types of projects, but particularly variable data printing, the heart and soul of today's personalized relationship marketing campaigns. With 106 digital presses strategically located across the country and in the majority of our facilities, we are uniquely qualified to serve the rapidly growing demand for ultra-complex digital printing services.

The Expertise and Benefits

While our unmatched network and capabilities are the building blocks for our "distribute and print" strategy, our expertise and execution abilities are the mortar that holds it together. With centralized processes and automated systems, we receive electronic files, via our "digital highway," perform customization and create print-ready files. We then distribute projects to CGX facilities that are strategically located near our customer distribution points to save precious dollars and days in getting materials to market.

Esselte

THE NEED

Esselte, a supplier of office products such as file folders and index cards that are sold through office supply retailers, wanted a just-in-time printing solution that would enable them to virtually eliminate inventories, reduce waste due to obsolescence and achieve their "lean" manufacturing goals.

THE SOLUTION

The CGX team created an in-house digital printing solution that provides an efficient, fully automated workflow and utilizes the latest and best digital equipment to meet Esselte's needs. CGX now owns and operates digital printing facilities in two Esselte plants.

THE RESULTS

With instant access to printed materials, Esselte can quickly fill orders of any size with minimal inventories. The results, which include increased speed-to-market, and improved cash flow, have led Esselte to expand the solution to other facilities.

Seeds of success.
We are dedicated to understanding our customers' needs and creating solutions that help them grow and prosper.

When clients look for innovative ideas, we deliver. Rather than saying "it can't be done" – just because it never has – we find a way to make it happen. Esselte's on-site digital printing facility is a prime example of an innovative, client-driven solution. Companies that need in-house digital printing capabilities are increasingly looking to leverage our industry expertise, financial strength and supplier relationships to improve their existing facilities or establish printing operations that are precisely tailored to their needs.

"This is a big step forward for Esselte. We have worked with Nies/Artcraft, a CGX company, for a long time and have been very happy with the business relationship. This 'lean' manufacturing solution greatly enhances our efficiencies and solidifies the partnership between the two companies." – Jon Rosenberg, Vice President, Materials Management, Esselte


Seeds for
YOU
VISIT
www.cgxforyou.com
REMOVE THE PACKET AND LOOK INSIDE
Experience our CrossMedia technology and see how you can help the environment.

For you: SOLUTIONS THAT DELIVER RESULTS


CGXSolutions

Cutting-edge technology and marketing. CGXSolutions offers powerful technology-based solutions that deliver remarkable results.

Dedicated to our customers' success, our CGXSolutions strategic sales team creates integrated solutions that utilize a variety of proprietary tools and techniques.



StoreFront

A fully customizable online system, StoreFront provides powerful, but easy-to-use tools that streamline the purchase, management and distribution of printed materials. Available 24/7 from any browser, anywhere in the world, StoreFront dramatically enhances access, customization, convenience and efficiency while improving control over budgets and inventories.



CrossMedia

A revolution in direct marketing, CrossMedia enables clients to create highly engaging, personalized campaigns that combine various media, including print, e-mail, personalized websites and text messages. By reaching customers and prospects in innovative and highly personalized ways, CrossMedia breaks through the clutter to create high-quality connections that dramatically increase response rates and improve the return on marketing investments.



Digital Asset Management

An answer to the uncontrolled proliferation of digital files, Digital Asset Management is an online library that organizes, protects, and facilitates the reuse and sharing of images, files and other valuable digital assets.

"A state-of-the-art, large-format printer with exceptional people and a strong commitment to quality, service and reliability, Annan & Bird brings a dynamic new dimension to the CGX network." Joe R. Davis

Annan & Bird MISSISSAUGA, ONTARIO

Consolidated Graphics expanded its footprint into Canada and added important new large-format printing capabilities with the acquisition of Annan & Bird Lithographers in January of 2007. Located near Toronto in Mississauga, Ontario, Annan & Bird is a premier lithographer dedicated to providing large-format print solutions for the packaging and point-of-purchase markets. The company serves many of North America's largest and best-known companies.

Specialized Capabilities

Equipped with the latest in large-format presses, Annan & Bird has capabilities up to 81" and can deliver the same level of quality as any small-format press. In addition to packaging and point-of-purchase displays, their specialties include art prints, maps, posters and large-format brochures. The company's film laminator, one of the largest and fastest in North America, adds durability and highly distinctive effects.

"We were seeking to join a large company that would enhance our growth opportunities, and CGX was the perfect fit. Customers across the CGX network have responded enthusiastically to our unique capabilities, helping to drive sales to a new monthly record shortly after we joined CGX. As part of a large organization with highly effective, centralized purchasing practices, we also are seeing very significant cost savings."

– DAVE BIRD | JOHN BIRD

"A high-end printer offering impeccable quality and comprehensive capabilities, The Hennegan Company serves the most discriminating customers." Joe R. Davis

The Hennegan Company

The Hennegan Company, located just outside of Cincinnati, Ohio, occupies a position within the top echelon of full-service printing companies. Founded in 1886, the company has built a sterling reputation for quality and service. No wonder its client list reads like a "who's who" of exclusive retailers and major corporations. Hennegan became part of the CGX network in February of 2007.

Flawless Printing and Distribution

With state-of-the-art equipment and an experienced team of industry experts, Hennegan provides ultra-fine quality printing and related services to a broad range of clients who require an exquisite end product. The difference starts in the prepress department, which offers in-house stochastic screening for the highest fidelity reproduction. It culminates in a mail department responsible for flawless distribution of more than 80 million pieces per year.

"As a family-owned enterprise, the need to make ongoing investments in equipment and technology to continue growing as a top-quality, state-of-the-art facility was an ever-increasing challenge. The benefits of joining CGX, which has tremendous financial strength, were obvious. It was also important to us that the culture, ways of servicing our customers and reputation that we had built over 120 years, not be tossed aside, but enhanced by the CGX network. We believe that has been achieved."

– BOB OTT JR. | BOB OTT SR. | KEVIN OTT


LIVE
LEARN
LEAD
LEADERSHIP
DEVELOPMENT
PROGRAM
CGX

The best and the brightest.
The Leadership Development Program (LDP) ensures that CGX has top-notch, well-trained leaders to step into key positions. With 275 current associates and graduates of the program, the LDP has produced 19 of our company presidents and many top-level sales executives and operations managers.

Investing in our Most Valuable Resource

By offering a comprehensive, three-year training program leading to attractive career opportunities, the Consolidated Graphics Leadership Development Program attracts intelligent, personable and ambitious graduates of major universities across the nation. Working in one of our operating companies, each LDP associate receives hands-on experience in all facets of our business as well as formal training and direct mentoring from top management.

Recognizing that many of our LDP associates choose careers in sales, we added a vice president of sales development during 2007. Highly experienced in sales training, this individual helps LDP associates hone their skills in client-centered, solutions-oriented sales techniques.

Bench Strength Helps our Clients Win

The LDP is a key component of our growth strategy and our commitment to customers. Experienced LDP associates are often deployed to our customers' facilities, adding value as an integral part of their production or marketing departments. The LDP ensures that we will continue to have a deep pool of top-notch talent to assume key roles as we expand. For our clients, it means unmatched expertise and service from the brightest people in the business.

LDP GRADUATES AND THEIR CGX ROLES


2007
2006
2005
2004
2003
Presidents
Sales
Management
Each Symbol - 5 Graduates

Printing and beyond.

TOO MUCH INFORMATION

Consumers are barraged with an ever-increasing volume of messages from marketers.

TECHNOLOGY

Tivo, YouTube, iPods and satellite radio allow consumers to control and customize what they receive.

MESSAGES

To get heard, you must clear the obstacles that protect consumers from the onslaught and break through the clutter.

PRINT

Has no fast forward, SPAM filters, satellite stations or "Do Not Call" lists.

DIRECT MAIL

Mail is opened over the trash can, and static mass marketing pieces are often discarded.


S
O
U
T

Printing, creatively done, remains a powerful component in an overall strategy for reaching customers in the era of "YOU." At CGX, developing total solutions that get heard and get results is not an add-on to our business. It is our business.

THE YOU ERA

Personalization, customization and focused marketing break through the clutter.

[illegible]

A thoughtfully conceived printed piece can be held in the hands and felt in the heart.

PERSONALIZATION

Variable data print can help you win the battle for mind share and market share.

[illegible]

Combining personalized print with personalized electronic media maximizes effectiveness.

I O N S

WITH YOU IN MIND

COMPARISON OF CUMULATIVE FIVE-YEAR TOTAL RETURN


■ Consolidated Graphics, Inc.
□ S&P 500 Index
■ S&P 1500 Commercial Printing Index
□ S&P Small Cap 600 Index
$400
300
200
100
0
2002
2003
2004
2005
2006
2007

TOTAL RETURN TO SHAREHOLDERS

(Includes reinvestment of dividends)

COMPANY / INDEX	ANNUAL RETURN PERCENTAGE Years Ending MAR03	MAR04	MAR05	MAR06	MAR07
Consolidated Graphics, Inc.	-15.53	128.73	36.80	-0.91	42.08
S&P 500 Index	-24.76	35.12	6.69	11.73	11.83
S&P 1500 Commercial Printing Index	-30.38	48.22	7.20	2.64	18.42
S&P Small Cap 600 Index	-24.81	56.49	13.08	24.07	5.29

COMPANY / INDEX	BASE PERIOD MAR02	INDEX RETURNS Years Ending MAR03	MAR04	MAR05	MAR06	MAR07
Consolidated Graphics, Inc.	100	84.47	193.22	264.32	261.91	372.11
S&P 500 Index	100	75.24	101.66	108.47	121.19	135.52
S&P 1500 Commercial Printing Index	100	69.62	103.19	110.61	113.54	134.46
S&P Small Cap 600 Index	100	75.19	117.66	133.05	165.07	173.81

07

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the audited consolidated financial statements and the notes thereto begininning on page 36.

(IN THOUSANDS, EXCEPT PER SHARE DATA)	YEAR ENDED MARCH 31 2007	2006	2005	2004	2003
INCOME STATEMENT DATA					
Sales	$ 1,006,186	$ 879,023	$ 779,016	$ 708,060	$ 710,279
Cost of sales	736,996	661,560	586,615	540,080	540,586
Gross Profit	269,190	217,463	192,401	167,980	169,693
Selling expenses	101,649	91,266	81,456	76,189	78,008
General and administrative expenses	69,223	58,993	54,116	51,887	52,252
Goodwill impairment[1]	11,533	-	-	-	38,033
Operating Income	86,785	67,204	56,829	39,904	1,400
Interest expense, net	6,702	5,514	5,107	7,216	10,055
Income (loss) before income taxes and accounting change	80,083	61,690	51,722	32,688	(8,655)
Income taxes	29,342	23,192	19,000	12,691	4,284
Income (loss) before accounting change	50,741	38,498	32,722	19,997	(12,939)
Cumulative effect of accounting change, net of tax[2]	-	-	-	-	74,376
Net income (loss)	$ 50,741	$ 38,498	$ 32,722	$ 19,997	$ (87,315)
Earnings (loss) per share					
Basic	$ 3.74	$ 2.81	$ 2.40	$ 1.49	$ (6.58)
Diluted	$ 3.65	$ 2.73	$ 2.31	$ 1.44	$ (6.58)

(IN THOUSANDS)	AS OF MARCH 31 2007	2006	2005	2004	2003
BALANCE SHEET DATA					
Working capital	$ 100,153	$ 67,474	$ 64,225	$ 47,488	$ 53,747
Property and equipment, net	354,156	297,308	297,600	272,801	278,134
Total assets	723,969	611,313	590,229	526,209	512,583
Long-term debt, net of current portion	142,144	90,678	111,895	98,265	143,167
Total shareholders' equity	365,536	318,946	283,332	245,612	221,223

(1) Reflects the impairment of goodwill value as of March 31, 2007 and March 31, 2003 under Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets.*

(2) Reflects a transitional impairment charge pursuant to our adoption of SFAS No. 142 as of April 1, 2002.

ANNUAL NEW YORK STOCK EXCHANGE AND SECURITIES AND EXCHANGE COMMISSION CERTIFICATIONS

The Company timely submitted its 2006 Annual CEO Certification required under New York Stock Exchange ("NYSE") Rule 303A.12(a) to the NYSE without qualification. In addition, the Company's Annual Report on Form 10-K for the year ended March 31, 2007, as filed with the Securities and Exchange Commission, contained the Certifications of the Chief Executive Officer and Chief Financial Officer as required under Section 302 of the Sarbanes-Oxley Act of 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking information. Readers are cautioned that such information involves known and unknown risks and uncertainties, including those created by general market conditions, competition and the possibility that events may occur beyond our control, which may limit our ability to maintain or improve our operating results or financial condition or acquire additional printing businesses. Our expectations regarding future sales and profitability assume, among other things, stability in the economy and reasonable growth in the demand for our products, the continued availability of raw materials at affordable prices and retention of our key management and operating personnel. In addition, our expectations regarding future acquisitions assume, among other things, our ability to identify new acquisition opportunities and our ability to negotiate and finance such acquisitions on acceptable terms, as well as the ability to successfully absorb and manage such acquisitions. Although management believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate and there can be no assurance that any or all of the assumptions underlying the forward-looking statements will prove to be accurate. The inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. We expressly disclaim any duty to provide updates to these forward-looking statements, assumptions or other factors contained in this Annual Report to reflect the occurrence of events or changes in circumstances or expectations.

OVERVIEW

Our Company is a leading North American provider of commercial printing services with 68 printing businesses spanning 27 states plus one Canadian province. Complementing the printing services we provide, we also offer (i) state-of-the-art fulfillment services from 12 fulfillment centers located at or near one of our printing businesses and (ii) proprietary digital technology solutions and e-commerce capabilities from two technology hubs located at our corporate headquarters and at one of our printing businesses in the Baltimore/Washington D.C. area.

We are focused on adding value to our printing businesses by providing the financial and operational strengths, management support and technological advantages associated with a large, national organization. Our strategy currently includes the following initiatives to generate sales and profit growth:

Internal Sales Growth - We seek to use our competitive advantages to expand market share. We continually seek to hire additional experienced sales professionals, invest in new equipment and technology, expand our national accounts program, develop new and expanded digital technology-based print-related services and provide sales training and education about our breadth of capabilities and services to our sales professionals.

Disciplined Acquisition Program We selectively pursue opportunities to acquire additional printing businesses at reasonable prices. Some of these acquisitions may include smaller and/or distressed printing businesses for merger into one of our existing businesses.

Cost Savings Because of our size and extensive geographic footprint, we leverage our economies of scale to purchase supplies and equipment at preferential prices, and centralize various administrative services to generate cost savings.

Best Practices/Benchmarking - We provide a forum for our printing businesses to share their knowledge of technical processes and their best practices with one another, as well as benchmark financial and operational data to help our printing businesses identify and respond to changes in operating trends.

Leadership Development Through our unique Leadership Development Program, we develop talent for future sales and management positions at our printing businesses.

Our printing businesses maintain their own sales, customer service, estimating and planning, prepress, production and accounting departments. Our corporate headquarters staff provides support to our printing businesses in such areas as human resources, purchasing and management information systems. We also maintain centralized treasury, risk management, tax and consolidated financial reporting activities.

Our sales are derived from commercial printing services. These services consist of (i) traditional print services, including electronic prepress, printing, finishing, storage and delivery of high-quality materials which are custom manufactured to our customers' design specifications; (ii) fulfillment and mailing services for such printed materials; and (iii) digital technology solutions and e-commerce capabilities that enable our customers to more efficiently procure and manage printed materials and/or design, procure, distribute, track and analyze results of printing-based marketing programs and activities. Examples of the types of documents we print for our customers include high-quality, multi-color marketing materials, product and capability brochures, point-of-purchase displays, direct mail pieces, shareholder communications, catalogs and training manuals.

Most of our sales are generated by individual orders through commissioned sales personnel. We recognize revenue from these orders when we deliver the ordered goods and services. To a large extent, continued engagement of our Company by our customers for successive business opportunities depends upon the customers' satisfaction with the quality of services we provide. As such, it is difficult for us to predict with any high degree of certainty the number, size, and profitability of printing services that we expect to provide for more than a few weeks in advance.

Our cost of sales mainly consists of raw materials consumed in the printing process, as well as labor and outside services, such as delivery costs. Paper cost is the most significant component of our materials cost; however, fluctuation in paper pricing generally does not materially impact our operating margins because we typically quote, and subsequently purchase, paper for each specific printing project we are awarded. As a result, any changes in paper pricing are effectively passed through to customers by our printing businesses. Additionally, our cost of sales includes salary and benefits paid to operating personnel, maintenance, repair, rental and insurance costs associated with operating our facilities and equipment and depreciation charges.

Our selling expenses generally include the compensation paid to our sales professionals, along with promotional, travel and entertainment costs. Our general and administrative expenses generally include the salary and benefits paid to support personnel at our printing businesses and our corporate staff including stock-based compensation, as well as office rent, utilities and communications expenses, various professional services and amortization of identifiable intangible assets.

RESULTS OF OPERATIONS

The following table sets forth our Company's historical consolidated income statements and certain percentage relationships for the periods indicated:

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Sales	$ 1,006.2	$ 879.0	$ 779.0	100.0%	100.0%	100.0%
Cost of sales	737.0	661.5	586.6	73.2	75.3	75.3
Gross profit	269.2	217.5	192.4	26.8	24.7	24.7
Selling expenses	101.7	91.3	81.5	10.1	10.4	10.5
General and administrative expenses	69.2	59.0	54.1	6.9	6.7	6.9
Goodwill impairment	11.5	-	-	1.2	-	-
Operating income	86.8	67.2	56.8	8.6	7.6	7.3
Interest expense, net	6.7	5.5	5.1	0.7	0.6	0.7
Income before taxes	80.1	61.7	51.7	7.9	7.0	6.6
Income taxes	29.4	23.2	19.0	2.9	2.6	2.4
Net income	$ 50.7	$ 38.5	$ 32.7	5.0%	4.4%	4.2%

Our sales and expenses during the periods shown were impacted by the acquisition of two printing businesses in fiscal 2007, four printing businesses (two as tuck-ins) in fiscal 2006 and eight printing businesses in fiscal 2005. In accordance with the purchase method of accounting, our consolidated income statements reflect sales and expenses of acquired businesses only for post-acquisition periods. Accordingly, acquisitions affect our financial results in any one year compared to the prior year by the full-year impact of prior year acquisitions (as compared to the partial impact in the prior year) and the partial-year impact of current year acquisitions, and is referred to below as "incremental impact of acquisitions."

Analysis of Consolidated Income Statements for Fiscal 2007 as Compared to Fiscal 2006

Sales for fiscal 2007 increased $127.2 million, or 14%, to $1.01 billion from $879.0 million in fiscal 2006. The $127.2 million revenue increase is attributable to $68.0 million of internal sales growth and $59.2 million from the incremental impact of acquisitions. Approximately 36% (or $24.4 million) of our internal sales growth resulted from election-related printing (which recurs generally on a biennial basis), while approximately 57% (or $38.9 million) was attributable to sales growth from National Sales and CGXSolutions. Compared to the prior year, National Sales were up 44% and accounted for 9% of our total sales Sales attributable to our CGXSolutions sales channel (including $7.2 million of National Sales) were up 35% compared to the prior year and accounted for 5% of our total sales.

Gross profit for fiscal 2007 increased by $51.7 million, or 24%, to $269.2 million from $217.5 million in fiscal 2006. Approximately $31.5 million of the increase is attributable to the increased sales levels discussed above, including the incremental impact of acquisitions. The remaining increase of $20.2 million accounts for the increase in our gross profit percentage to 26.8% in fiscal 2007 compared to 24.7% in fiscal 2006, and is attributable to (i) margin leverage as certain of our operating costs are more fixed in nature (for example depreciation and rent expense) and (ii) incremental purchasing and pricing gains that we have been able to achieve.

Selling expense for fiscal 2007 increased $10.4 million, or 11%, to $101.7 million from $91.3 million in fiscal 2006. The increase is directly attributable to the increased sales levels noted above. As a percentage of sales, selling expenses in fiscal 2007 decreased to 10.1% from 10.4% in fiscal 2006, as (i) our sales growth leveraged certain selling expenses which are more fixed in nature (for example sales meetings and overhead) and (ii) a lower level of sales commissions and other expenses were incurred in connection with election-related printing and certain other components of our fiscal 2007 sales growth.

General and administrative expenses for fiscal 2007 increased $10.2 million, or 17%, to $69.2 million from $59.0 million in fiscal 2006. Recognition of share-based compensation expense totaling $2.7 million was a significant cause of the increase. The remainder of the increase was primarily attributable to the incremental impact of acquisitions (including direct expenses and $.3 million of incremental intangible asset amortization). Overall, as a percentage of sales, general and administrative expenses in fiscal 2007 increased to 6.9% (including a .3% increase attributable to share-based compensation expense) from 6.7% in fiscal 2006.

Goodwill impairment for fiscal 2007 was $11.5 million based on the Company's annual evaluation of goodwill at March 31, 2007, in accordance with SFAS No. 142. The impairment was attributed to four printing businesses that in the aggregate accounted for approximately 3% of the Company's total sales in fiscal 2007. No goodwill impairment was recorded in fiscal 2006.

Net interest expense for fiscal 2007 increased $1.2 million, or 22%, to $6.7 million from $5.5 million in fiscal 2006, due principally to a higher level of average debt outstanding and a generally higher interest rate environment. This increase in average debt outstanding in fiscal 2007 related principally to acquisitions completed and funded during the year, which totaled $67.6 million, and our common stock repurchases, which totaled $24.7 million.

We provided for income taxes for fiscal 2007 of $29.4 million, reflecting an overall effective tax rate of 36.6% as compared to an effective tax rate of 37.6% in fiscal 2006. In fiscal 2007, an income tax benefit of $3.7 million attributable to the goodwill impairment discussed above and a one-time credit of $.7 million for the impact of a net reduction in legislated state income tax rates on previously provided deferred income taxes were recorded. These tax benefits resulted in a net decrease of .2% on our overall effective tax rate. Excluding these items, the decrease in our overall effective tax rate was primarily attributable to (i) an increase in pre-tax earnings, which caused non-deductible expenses to be a smaller percentage of pre-tax earnings, thus lowering our effective tax rate and (ii) an increase in the estimated domestic production activities deduction for fiscal 2007.

Analysis of Consolidated Income Statements for Fiscal 2006 as Compared to Fiscal 2005

Sales for fiscal 2006 increased $100.0 million, or 13%, to $879.0 million from $779.0 million in fiscal 2005. After taking into account the $18.0 million sales impact in fiscal 2005 from biennial election-related printing, our fiscal 2006 sales increase was $118.0 million, or 16%, reflecting $111.2 million from the incremental impact of acquisitions and $6.8 million from internal growth. Our strategic sales initiatives had a positive impact on revenues attributable to both the incremental impact of acquisitions and internal growth. Individually, National Sales were up 48% in 2006 and accounted for 8% of total sales, sales attributable to our CGXSolutions sales channel (including $4.0 million to national accounts) were up 61% in 2006 and accounted for 4% of total sales, and sales attributable to cross-selling were up 17% in 2006 and accounted for 6% of total sales.

Gross profit increased by $25.1 million in fiscal 2006 to $217.5 million from $192.4 million in fiscal 2005 and gross profit margin for fiscal 2006 remained constant at 24.7% compared to fiscal 2005, as no significant relative fluctuations in the components of cost of sales occurred.

Selling expenses for fiscal 2006 increased 12% to $91.3 million from $81.5 million in fiscal 2005. The increase is directly attributable to the increased sales levels noted above. As a percentage of sales, selling expenses for fiscal 2006 decreased slightly to 10.4% from 10.5% in fiscal 2005, primarily reflecting leverage on the fixed components of our sales and marketing expenses.

General and administrative expenses for fiscal 2006 increased 9% to $59.0 million from $54.1 million in fiscal 2005, due principally to the incremental impact of acquisitions, including the incremental amortization of identifiable intangible assets totaling $1.2 million. Our continuing efforts to control costs, together with the relatively fixed nature of corporate overhead, enabled us to offset the incremental amortization expense and gain additional leverage on our sales, resulting in a decrease in our general and administrative expenses as a percentage of sales to 6.7% from 6.9% in fiscal 2005.

Net interest expense for fiscal 2006 increased 8% to $5.5 million from $5.1 million in fiscal 2005. Although total debt outstanding declined by $18.0 million or 15% in fiscal 2006, fluctuations in our levels of debt outstanding during the year and a prevailing environment of rising interest rates resulted in the increase in interest expense compared to 2005.

We provided for income taxes of $23.2 million for fiscal 2006, as compared to $19.0 million in fiscal 2005, reflecting an effective tax rate of 37.6% as compared to an effective tax rate of 36.7% in fiscal 2005, primarily reflecting the impact of marginally higher state income tax rates.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

Our historical sources of cash have primarily been cash provided by operations or borrowings under our various bank credit facilities. Our historical uses of cash have been for acquisitions of printing businesses, capital expenditures, payment of principal and interest on outstanding debt obligations and repurchases of our common stock. Supplemental information pertaining to our historical sources and uses of cash is presented as follows and should be read in conjunction with our consolidated statements of cash flows and the notes thereto beginning on page 39:

[illegible]	[illegible]	[illegible]	[illegible]
Net cash provided by operating activities	$ 72.8	$ 79.2	$ 75.2
Acquisitions of businesses	(67.6)	(28.0)	(49.0)
Capital expenditures, net of proceeds from asset dispositions[1]	(39.1)	(13.9)	(13.8)
Net proceeds (payments) under bank credit facilities	51.1	(27.1)	34.6
Net payments on term equipment notes and other debt	(3.1)	(8.8)	(53.2)
Payments to repurchase and retire common stock	(24.7)	(6.7)	-
Proceeds from exercise of stock options	17.6	2.5	3.4

[1] Excludes capital expenditures of $5.1 million in fiscal 2007, $16.5 million in fiscal 2006 and $13.3 million in fiscal 2005, which were directly financed and/or accrued as a current liability

Additionally, our cash position, working capital and debt obligations as of March 31, 2007, 2006 and 2005 are shown below and should be read in conjunction with our consolidated balance sheets and the notes thereto beginning on page 36:

[illegible]	[illegible]	[illegible]	[illegible]
Cash and cash equivalents	$ 12.0	$ 5.0	$ 7.8
Working capital, inclusive of cash and cash equivalents	100.2	67.5	64.2
Total debt obligations	154.6	101.5	119.5

Net cash provided by operating activities decreased by $6.4 million for fiscal 2007 compared to fiscal 2006. Although net income increased by $12.2 million (and $20.1 million excluding the non-cash after-tax impact of the goodwill impairment) in fiscal 2007, an increase of $30.9 million in working capital, excluding cash and cash equivalents and the effect of acquisitions, more than offset the increase in net income and caused the overall decline in net cash provided by operating activities. The current year increase in working capital is primarily related to a seasonal fluctuation attributable to our two acquisitions in fiscal 2007. Since our cash requirements in fiscal 2007 for capital expenditures, acquisitions and stock repurchases exceeded internally generated cash flow, we borrowed additional cash resulting in a $53.1 million increase in our total debt obligations for the year.

We believe that our cash flow provided by operations will be adequate to cover our fiscal 2008 working capital needs, debt service requirements and planned capital expenditures to the extent such items are known or are reasonably determinable based on current business and market conditions. However, we may elect to finance certain of our capital expenditure requirements through borrowings under our primary bank credit facility or the issuance of additional term equipment notes.

We intend to continue pursuing acquisition opportunities at prices we believe are reasonable based upon market conditions. However, we cannot accurately predict the timing, size and success of our acquisition efforts or our associated potential capital commitments. There can be no assurance that we will be able to acquire additional printing businesses on terms acceptable to us. During fiscal 2007, the Company completed the acquisitions of two printing businesses, Annan & Bird Lithographers, located near Toronto in Mississauga, Ontario, and The Hennegan Company, located outside of Cincinnati, Ohio in Florence, Kentucky. Subsequent to March 31, 2007, we announced that we had entered into a non-binding letter of intent to acquire Hopkins Printing, Inc. in Columbus, Ohio.

The Annan & Bird Lithographers and The Hennegan Company acquisitions were funded principally by borrowings under bank credit facilities. We expect to fund future acquisitions through cash flow provided by operations and/or additional borrowings. We have in the past issued our common stock as purchase price consideration in some of our acquisitions. Although we may issue common stock for such purposes in the future, we do not expect to do so in the foreseeable future because of our current financial liquidity and ability to utilize available cash or make additional borrowings instead of issuing common stock. The extent to which we will be willing or able to use our common stock in the future to make acquisitions will depend on its market value from time to time and the willingness of potential sellers to accept it as full or partial payment for the acquisition price, as well as our financial liquidity and available financing options.

In May 2006, our Board of Directors approved a common stock share repurchase program providing for repurchases of our common stock not to exceed an aggregate of $68.3 million in open-market or block purchase transactions. During fiscal 2007, we repurchased 465,644 shares of our common stock at a total cost of $24.7 million. No repurchases were made during the fourth quarter of fiscal 2007 or thereafter under this program. In May 2007, our Board of Directors approved a new common stock share repurchase program that will expire in May 2008 providing for repurchases of our common stock not to exceed an aggregate of $100.0 million in open-market or block purchase transactions. We expect to fund any repurchases under the program through cash flow provided by operations or additional borrowings under our primary bank credit facility. The amount and timing of any purchases will depend upon a number of factors, including our liquidity and potential alternative uses of our capital resources, the price and availability of our shares, and general market conditions. There can be no assurance that we will decide to make additional repurchases of our common stock, and if so, whether we will be able to do so on terms acceptable to us.

Debt Obligations

On October 6, 2006, we entered into a new revolving credit agreement (the "Credit Agreement") effectively amending and restating our primary bank credit facility. The Credit Agreement provides for a $155.0 million revolving credit facility, with an accordion feature that could under prescribed conditions increase the facility to $240.0 million, and has a maturity date of October 6, 2011. On January 2, 2007, we entered into a First Amendment (the "Amendment") to the Credit Agreement. The Amendment specifically (i) consented (a) to the incurrence of indebtedness and the maximum amount of indebtedness that can be incurred under the A&B Credit Facility (as defined below) and (b) to a guaranty of the A&B Credit Facility by Consolidated Graphics as the parent company of the borrower and (ii) waived certain provisions of the Credit Agreement that would have been applicable to the acquisition of Annan & Bird Lithographers. At March 31, 2007, outstanding borrowings under the Credit Agreement were $53.0 million and accrued interest at a weighted average rate of 6.76%.

Under the terms of the Credit Agreement the proceeds from borrowings may be used to repay certain indebtedness, finance certain acquisitions, provide for working capital and general corporate purposes and, subject to certain restrictions, repurchase our common stock. Borrowings outstanding under the Credit Agreement are secured by substantially all of our assets other than real estate and certain equipment subject to term equipment notes and other financings. Borrowings under the Credit Agreement accrue interest, at our option, at either (1) the London Interbank Offered Rate ("LIBOR") plus a margin of .625% to 1.25%, or (2) an alternate base rate (based upon the greater of the agent bank's prime lending rate or the Federal Funds effective rate plus .50%). We are also required to pay an annual commitment fee ranging from .15% to .25% on available but unused amounts under the Credit Agreement. The interest rate margin and the commitment fee are based upon certain financial performance measures as set forth in the Credit Agreement and are redetermined quarterly. At March 31, 2007, the applicable LIBOR interest rate margin was .625% and the applicable commitment fee was .15%.

We are subject to certain covenants and restrictions and we must meet certain financial tests as defined in the Credit Agreement. We were in compliance with these covenants and financial tests at March 31, 2007. In the event that we are unable to remain in compliance with these covenants and financial tests in the future, our lenders would have the right to declare us in default with respect to such obligations, and consequently, certain of our other debt obligations, including substantially all of our term equipment notes, would be deemed to also be in default. All debt obligations in default would be required to be re-classified as a current liability. In the event that we were to be unable to obtain a waiver, re-negotiate or re-finance these obligations, a material adverse effect on our ability to conduct our operations in the ordinary course likely would be the result. Based on our view of current market and business conditions and our expectations regarding our future operating results and cash flows, we believe that we will be able to remain in compliance with these covenants and financial tests in the foreseeable future.

Concurrently with the Amendment, a wholly-owned subsidiary of Consolidated Graphics entered into an unsecured credit facility with a commercial bank (the "A&B Credit Facility") consisting of a U.S. $35.0 million maximum borrowing limit component and a separate Canadian $5.0 million maximum borrowing limit component. At March 31, 2007, outstanding borrowings under the A&B Credit Facility were U.S. $30.0 million, which accrued interest at a weighted average rate of 6.06%, and Canadian $2.0 million ($1.7 million U.S. equivalent), which accrued interest at a weighted average rate of 5.07%.

Under the terms of the A&B Credit Facility, U.S. dollar denominated borrowings accrue interest and bear an annual commitment fee at rates equal to those under the Credit Agreement. Canadian dollar denominated borrowings accrue interest at our option, at either (1) the Canadian Dollar Offer Rate plus a margin of .625% to 1.25%, or (2) an alternate base rate based upon the Canadian Prime Rate. We are also required to pay an annual commitment fee ranging from .15% to .25% on available but unused Canadian dollar amounts. For both the U.S. and Canadian components, the interest rate margin and the commitment fee are based upon the financial performance measures set forth in the Credit Agreement and are redetermined quarterly. An annual reduction of U.S. $4.0 million on the U.S. dollar denominated commitment occurs on each anniversary date of the A&B Credit Facility until the final maturity date of January 2, 2011. There are no significant covenants or restrictions set forth in the A&B Credit Facility; however, a default by us under the Credit Agreement constitutes a default under the A&B Credit Facility. Proceeds from borrowings under the A&B Credit Facility may be used for general corporate purposes and included the acquisition of Annan & Bird Lithographers.

In addition to the Credit Agreement, we maintain two auxiliary revolving credit facilities (each an "Auxiliary Bank Facility" and collectively the "Auxiliary Bank Facilities") with commercial banks. Each Auxiliary Bank Facility is unsecured and has a maximum borrowing capacity of $5.0 million. One facility expires in October 2008 while the other facility expires in December 2007. At March 31, 2007, outstanding borrowings under the Auxiliary Bank Facilities totaled $9.4 million and accrued interest at a weighted average rate of 6.10%. Because we currently have the ability and intent to refinance the borrowings outstanding under the Auxiliary Bank Facility expiring in December 2007, such borrowings are classified as long-term debt in our consolidated balance sheet at March 31, 2007. The Auxiliary Bank Facilities cross-default to the covenants and restrictions set forth in the Credit Agreement.

Our term equipment notes consist primarily of notes payable pursuant to financing agreements between us and various lenders (the "Lender Notes") and between us and the finance affiliate of a printing equipment manufacturer (the "Equipment Notes"). At March 31, 2007, outstanding borrowings under the Lender Notes totaled $36.7 million and accrued interest at a weighted average rate of 5.86%. The Lender Notes provide for either fixed monthly principal payments plus interest (at fixed rates) or for fixed payments of principal and interest (at fixed rates) for defined periods of up to eight years from the date of issuance, and are secured by certain equipment of the Company. At March 31, 2007, outstanding borrowings under the Equipment Notes totaled $10.0 million and accrued interest at a weighted average rate of 5.92%. The Equipment Notes provide for fixed payments of principal and interest (at fixed rates) for defined periods of up to ten years from the date of issuance and are secured by equipment which was concurrently purchased from the manufacturer. At March 31, 2007, the remaining balance of term equipment notes totaling $1.5 million primarily consists of various secured debt obligations assumed by us in connection with certain prior year acquisitions. We are not subject to any significant financial covenants in connection with any of the term equipment notes. The Credit Agreement places certain limitations on the amount of additional term note obligations we may incur in the future; however, we do not anticipate that these limitations will restrict our ability to make any of our planned 2008 capital expenditures.

Our other debt obligations consist of a mortgage note of $4.6 million, a promissory note totaling $.9 million, industrial revenue bonds totaling $6.2 million and various other debt obligations totaling $.6 million. We do not have any significant financial covenants or restrictions associated with these other debt obligations.

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

The scheduled maturity of our contractual obligations is as follows:

(IN MILLIONS)	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Debt obligations	$ 154.6	$ 17.2[1]	$ 29.9	$ 98.2	$ 9.3
Operating lease obligations	59.6	14.3	21.2	12.1	12.0

[1] As we have both the ability and intent to refinance $4.7 million outstanding at March 31, 2007 under an Auxiliary Bank Facility due to expire in December 2007, such borrowing is classified as long-term debt in our consolidated balance sheet at March 31, 2007, but for purposes of this table only, this $4.7 million borrowing is included as a current debt obligation in the "Less Than 1 Year" category.

Operating leases - We have entered into various noncancelable operating leases primarily related to facilities and equipment used in the ordinary course of our business.

Letters of credit - In connection with our assumption of obligations under outstanding industrial revenue bonds, which are reflected as debt in the accompanying consolidated financial statements, and our assumption of certain contingent liabilities related to certain of our acquisitions, we had letters of credit outstanding as of March 31, 2007 totaling $8.1 million. In addition, we had one other letter of credit totaling $.1 million outstanding as of March 31, 2007. All of these letters of credit were issued pursuant to the terms of our Credit Agreement, which expires in October 2011, and we will be required to obtain replacement letters of credit at that time, as needed.

Insurance programs - We maintain third-party insurance coverage in amounts and against risks we believe are reasonable under our circumstances. We are self-insured for most workers' compensation claims and for a significant component of our group health insurance programs. For these exposures, we accrue expected loss amounts which are determined using a combination of our historical loss experience and subjective assessment of our future loss exposure, together with advice provided by administrators and consulting actuaries. The estimates of expected loss amounts are subject to uncertainties arising from various sources, including changes in claims reporting patterns, claims settlement patterns, judicial decisions, legislation and economic conditions, which could result in an increase or decrease in accrued costs in future periods for claim matters which occurred in a prior period. Although we believe that the accrued estimated loss amounts are reasonable under the circumstances, significant differences related to the items noted above could materially affect our risk exposure, insurance obligations, and future expense.

CRITICAL ACCOUNTING POLICIES

We have identified our critical accounting policies based on the following factors - significance to our overall financial statement presentation, complexity of the policy and our use of estimates and assumptions. We are required to make certain estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of contingent liabilities and the reported amounts of revenues and expenses. We evaluate our estimates and assumptions on an ongoing basis and rely on historical experience and various other factors that we believe to be reasonable under the circumstances to determine such estimates. Because uncertainties with respect to estimates and assumptions are inherent in the preparation of financial statements, actual results could differ from these estimates.

Receivables, net of valuation allowance - Accounts receivable at March 31, 2007 were $185.7 million, net of a $3 1 million allowance for doubtful accounts. The valuation allowance was determined based upon our evaluation of known requirements, aging of receivables, historical experience and the current economic environment. While we believe we have appropriately considered known or expected outcomes, our customers' ability to pay their obligations could be adversely affected by contraction in the economy or other factors beyond our control. Changes in our estimates of collectibility could have a material adverse effect on our consolidated financial condition or results of operations.

Goodwill We evaluate the carrying value of our goodwill as of March 31st of each year, or at any time that management becomes aware of an indication of impairment. Our evaluation is based on certain data estimated by management to be indicators of future cash flows at each of our facilities. Estimating future cash flows requires judgments regarding future economic conditions, demand for services and pricing. Our evaluation also makes use of estimates of market multiples of cash flow at which transactions could be completed in the current market. If our estimates of future cash flows or market multiples prove to be materially inaccurate, an impairment charge could be necessary in future periods.

Impairment of long lived assets - We evaluate long-lived assets, including property, plant and equipment and intangible assets other than goodwill whenever events or changes in conditions indicate that the carrying value may not be recoverable. The evaluation requires us to estimate future undiscounted cash flows associated with an asset or group of assets. If the cost of the asset or group of assets cannot be recovered by these undiscounted cash flows, then the need for an impairment may exist. Estimating future cash flows requires judgments regarding future economic conditions, demand for services and pricing. Although we believe our estimates are reasonable, significant differences in the actual performance of the asset or group of assets may materially affect our asset values and require an impairment charge in future periods.

Insurance liabilities - We are self-insured for the majority of our workers' compensation and group health insurance costs. Insurance claims liabilities have been accrued using a combination of our historical loss experience and subjective assessment of our future loss exposure, together with advice provided by administrators and consulting actuaries. The estimates of expected loss amounts are subject to uncertainties arising from various sources, including changes in claims reporting patterns, claims settlement patterns, judicial decisions, legislation and economic conditions, which could result in an increase or decrease in accrued costs in future periods for claims matters which occurred in a prior period.

Accounting for income taxes - As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes. This process involves estimating our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and financial reporting purposes. The tax effects of these temporary differences are recorded as deferred tax assets or deferred tax liabilities. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we must establish a valuation allowance. Significant judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. Additionally, we establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions are likely to be challenged and that we may not succeed. We adjust these reserves in light of changing facts and circumstances. Our effective tax rate includes the impact of reserve provisions and changes to reserves that we consider appropriate.

Accounting for acquisitions - The allocations of purchase price to acquired assets and liabilities are initially based on estimates of fair value and are prospectively revised if and when additional information concerning certain asset and liability valuations we are waiting for at the time of the initial allocations is obtained, provided that such information is received no later than one year after the date of acquisition. In addition, we retain an independent third-party valuation firm to assist in the identification, valuation and determination of useful lives of identifiable intangible assets in connection with our acquisitions.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 addresses the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes* . FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective for us beginning April 1, 2007. We are currently evaluating the potential effect FIN 48 will have on our financial statements and related disclosures.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurement*, which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurement. Our adoption of SFAS No. 157 effective as of April 1, 2008 is not expected to have a material impact on our consolidated financial condition or results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin ("SAB") No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*, which provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year's financial statements are materially misstated. Our adoption of SAB No. 108 effective for fiscal 2007 did not have a material impact on our consolidated financial condition or results of operations.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, including an amendment of FASB No. 115. SFAS No. 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (the "fair value option"). A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting period. Our adoption of SFAS No. 159 effective as of April 1, 2008 is not expected to have a material impact on our consolidated financial condition or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market risk generally means the risk that losses may occur in the value of certain financial instruments as a result of movements in interest rates, foreign currency exchange rates and commodity prices. We do not currently hold or utilize derivative financial instruments to manage market risk or that could expose us to other market risk.

We are exposed to market risk for changes in interest rates related primarily to our debt obligations, which as of March 31, 2007 include $53.3 million of fixed rate debt and $101.3 million of variable rate debt. A 1% increase in the interest rate on our variable rate debt would change our interest expense by approximately $1.0 million on an annual basis. The following table sets forth the average interest rate for the scheduled maturities of our debt obligations as of March 31, 2007:

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
FIXED RATE DEBT								
Amount	$ 10.7	$ 10.9	$ 12.6	$ 8.6	$ 4.2	$ 6.3	$ 53.3	$ 53.3
Average interest rate	5.78%	5.84%	6.76%	5.76%	6.17%	6.28%	6.11%	
VARIABLE RATE DEBT								
Amount	$ 6.5[1]	$ 5.6	$ 0.9	$ 0.4	$ 84.9	$ 3.0	$ 101.3	$ 101.3
Average interest rate	5.84%	5.63%	3.81%	3.81%	6.47%	3.81%	6.27%	

[1] As we have both the ability and intent to refinance $4.7 million outstanding at March 31, 2007 under an Auxiliary Bank Facility, which is variable rate debt and is due to expire in December 2007, such borrowing is classified as long-term debt in our consolidated balance sheet at March 31, 2007, but for purposes of this table only, this $4.7 million borrowing is included as a current debt obligation for 2008.

We have operations in Canada, and thus are also exposed to market risk for changes in foreign currency exchange rates relative to the Canadian dollar. For the year ended March 31, 2007, a uniform 10% strengthening of the U.S. dollar relative to the Canadian dollar would have resulted in a decrease in sales and operating income of approximately $1.0 million and $.2 million. The effects of foreign currency exchange rates on our future results would also be impacted by changes in sales levels or local currency prices.

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)	MARCH 31 2007	2006
ASSETS		
Current Assets		
Cash and cash equivalents	$ 12,043	$ 4,993
Accounts receivable, net	185,722	146,296
Inventories	46,951	38,430
Prepaid expenses	7,532	6,799
Deferred income taxes	8,479	8,356
Total current assets	260,727	204,874
Property and equipment, net	354,156	297,308
Goodwill and intangibles, net	101,768	100,035
Other assets	7,318	6,953
	$ 723,969	$ 609,170
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Current portion of long-term debt	$ 12,421	$ 10,821
Accounts payable	58,519	54,666
Accrued liabilities	89,496	68,436
Income taxes payable	138	3,477
Total current liabilities	160,574	137,400
Long-term debt, net of current portion	142,144	90,678
Deferred income taxes	55,715	62,146
Commitments and contingencies		
Shareholders' equity		
Common stock, $.01 par value; 100,000,000 shares authorized; 13,693,698 and 13,714,121 issued and outstanding	137	138
Additional paid-in capital	185,098	170,581
Retained earnings	180,113	148,227
Other comprehensive income	188	-
Total shareholders' equity	365,536	318,946
	$ 723,969	$ 609,170

See accompanying Notes to Consolidated Financial Statements.


KBA

Annan & Bird
A CONSOLIDATED GRAPHICS COMPANY
John Bird, President, Operations /
Dave Bird, President, Sales & Marketing



The Hennegan Company
A CONSOLIDATED GRAPHICS COMPANY

Bob Ott Jr., President and CEO
Bob Ott Sr., Chairman
Kevin Ott, Vice President

CONSOLIDATED INCOME STATEMENTS

	[illegible]	[illegible]	[illegible]
Sales	$ 1,006,186	$ 879,023	$ 779,016
Cost of sales	736,996	661,560	586,615
Gross profit	269,190	217,463	192,401
Selling expenses	101,649	91,266	81,456
General and administrative expenses	69,223	58,993	54,116
Goodwill impairment	11,533	-	-
Operating income	86,785	67,204	56,829
Interest expense	7,011	5,692	5,306
Interest income	(309)	(178)	(199)
Income before taxes	80,083	61,690	51,722
Income taxes	29,342	23,192	19,000
Net income	$ 50,741	$ 38,498	$ 32,722
Basic earnings per share	$ 3.74	$ 2.81	$ 2.40
Diluted earnings per share	$ 3.65	$ 2.73	$ 2.31
Shares used to compute earnings per share			
Basic	13,580	13,719	13,649
Diluted	13,905	14,127	14,160

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(IN THOUSANDS)	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	OTHER COMPREHENSIVE INCOME	TOTAL
Balance, March 31, 2004	13,574	$ 135	$ 163,910	$ 81,567	$ -	$ 245,612
Exercise of stock options, including tax benefit	186	3	4,995	-	-	4,998
Net income	-	-	-	32,722	-	32,722
Balance, March 31, 2005	13,760	138	168,905	114,289	-	283,332
Exercise of stock options, including tax benefit	124	1	3,770	-	-	3,771
Repurchase and retire common stock	(170)	(1)	(2,094)	(4,560)	-	(6,655)
Net income	-	-	-	38,498	-	38,498
Balance, March 31, 2006	13,714	138	170,581	148,227	-	318,946
Exercise of stock options, including tax benefit	445	4	17,618	-	-	17,622
Compensation expense	-	-	2,695	-	-	2,695
Repurchase and retire common stock	(465)	(5)	(5,796)	(18,855)	-	(24,656)
Currency translation adjustment	-	-	-	-	188	188
Net income	-	-	-	50,741	-	50,741
Balance, March 31, 2007	13,694	$ 137	$ 185,098	$ 180,113	$ 188	$ 365,536

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	[illegible]		
OPERATING ACTIVITIES			
Net income	$ 50,741	$ 38,498	$ 32,722
Adjustments to reconcile net income to net cash provided by operating activities -			
Depreciation and amortization	45,270	45,663	42,063
Goodwill impairment	11,533	-	-
Deferred income tax provision	(6,554)	137	3,957
Share-based compensation expense	2,695	-	-
Changes in assets and liabilities, net of effects of acquisitions -			
Accounts receivable, net	(24,727)	(3,969)	(5,024)
Inventories	(4,434)	157	37
Prepaid expenses	(394)	(833)	1,160
Other assets	(146)	(279)	(695)
Accounts payable and accrued liabilities	2,129	(3,101)	(885)
Income taxes payable	(3,339)	2,976	1,904
Net cash provided by operating activities	72,774	79,249	75,239
INVESTING ACTIVITIES			
Acquisitions of businesses, net of cash acquired	(67,555)	(27,983)	(48,961)
Purchases of property and equipment	(43,217)	(16,382)	(15,566)
Proceeds from asset dispositions	4,095	2,517	1,811
Net cash used in investing activities	(106,677)	(41,848)	(62,716)
FINANCING ACTIVITIES			
Proceeds from bank credit facilities	230,867	52,916	73,862
Payments on bank credit facilities	(179,773)	(80,060)	(39,230)
Proceeds from issuance of term equipment notes	8,154	-	-
Payments on term equipment notes and other debt	(11,290)	(8,820)	(53,230)
Payments to repurchase and retire common stock	(24,656)	(6,655)	-
Proceeds from exercise of stock options	17,622	2,459	3,355
Net cash provided by (used in) financing activities	40,924	(40,160)	(15,243)
Effect of exchange rate changes on cash	29	-	-
Net increase (decrease) in cash and cash equivalents	7,050	(2,759)	(2,720)
Cash and cash equivalents at beginning of period	4,993	7,752	10,472
Cash and cash equivalents at end of period	$ 12,043	$ 4,993	$ 7,752

See accompanying Notes to Consolidated Financial Statements.

1. BUSINESS

Consolidated Graphics, Inc. (collectively with its consolidated subsidiaries referred to as "the Company") is a leading North American provider of general commercial printing services.

The Company's printing businesses maintain their own sales, customer service, estimating and planning, prepress, production and accounting departments. The Company's corporate headquarters staff provides support to its printing businesses in such areas as human resources, purchasing and management information systems. The Company also maintains centralized treasury, risk management, tax and consolidated financial reporting activities.

The Company's sales are derived from commercial printing services. These services consist of (i) traditional print services, including electronic prepress, digital and offset printing, finishing, storage and delivery of high-quality printed documents which are custom manufactured to the design specifications of the Company's customers; (ii) fulfillment and mailing services for such printed materials, and (iii) digital technology solutions and e-commerce capabilities that enable the Company's customers to more efficiently procure and manage printed materials and/or design, procure, distribute, track and analyze results of printing-based marketing programs and activities.

The scope and extent of services provided to the Company's customers typically varies for each individual order it receives, depending on customer-specific factors including the intended uses for the printed materials. Furthermore, each of the Company's locations generally is capable of providing a complete range of services to its customers. Accordingly, the Company does not operate its business in a manner that differentiates among its respective capabilities and services for financial or management reporting purposes, rather each of its printing businesses define a distinct reporting unit.

2. SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION

Accounting Policies

The accounting policies of the Company reflect industry practices and conform to generally accepted accounting principles in the United States. The more significant of such accounting policies are described below.

Principles of Consolidation - The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated. Under Statement of Financial Accounting Standards ("SFAS") No. 131, *Disclosures About Segments of an Enterprise and Related Information*, the Company's operations constitute one reportable segment because all of its printing businesses operate in the commercial printing industry and exhibit similar economic characteristics.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the use of certain estimates and assumptions by management in determining the reported amounts of assets and liabilities, disclosure of contingent liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period including depreciation of property and equipment and amortization or impairment of intangible assets. The Company evaluates its estimates and assumptions on an ongoing basis and relies on historical experience and various other factors that it believes to be reasonable under the circumstances to determine such estimates. Because uncertainties with respect to estimates and assumptions are inherent in the preparation of financial statements, actual results could differ from these estimates.

Reclassification Certain reclassifications of prior periods' data have been made to conform to the current period reporting.

Cash and Cash Equivalents The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Revenue Recognition and Accounts Receivable The Company recognizes revenue upon delivery of each job, except for "bill and hold transactions," in which case such revenue is recognized when all the service delivery criteria are fully met as per Staff Accounting Bulletin ("SAB") No. 104 issued by the Securities and Exchange Commission ("SEC"). Losses, if any, on jobs are recognized at the earliest date such amount is determinable. The Company derives the majority of its revenues from sales and services to a broad and diverse group of customers with no individual customer accounting for more than 10% of the Company's revenues in any of the years ended March 31, 2007, 2006 or 2005. The Company maintains an allowance for doubtful accounts based upon the expected collectibility of accounts receivable. Accounts receivable in the accompanying consolidated balance sheets are reflected net of allowance for doubtful accounts of $3,080 and $2,514 at March 31, 2007 and 2006.

Inventories Inventories are valued at the lower of cost or market utilizing the first-in, first-out method for raw materials and the specific identification method for work in progress and finished goods. The carrying values of inventories are set forth below:

Raw materials	$ 15,608	$ 11,485
Work in progress	26,659	21,951
Finished goods	4,684	4,994
	$ 46,951	$ 38,430

Long Lived Assets The Company determines the realization of goodwill in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, and its other long-lived assets, including property, plant and equipment, and intangible assets other than goodwill in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. Under SFAS No. 142, the Company determines fair value using capitalization of earnings estimates and market valuation multiples for each reporting unit. Under SFAS No. 144, the Company compares the carrying value of long-lived assets to its fair value determined by using projections of future undiscounted cash flows attributable to such assets and other factors such as business trends and general economic conditions. In the event that the carrying value of any long-lived asset exceeds its fair value, the Company records an impairment charge against income equal to the excess of the carrying value over the asset's fair value.

Goodwill totaled $86,145 at March 31, 2007 and represents the excess of the Company's purchase cost over the fair value of the net assets of acquired businesses, net of previously recorded amortization and impairment expense. As of March 31, 2007, the Company conducted its annual evaluation of goodwill and determined that an impairment of the goodwill attributable to four printing businesses totaling $11,533 was necessary. A tax benefit of $3,717 was recorded in connection with the impairment. Each of the Company's printing businesses is separately evaluated for goodwill impairment because they comprise individual reporting units.

The net book value of other intangible assets at March 31, 2007 was $15,623. Other intangible assets consist primarily of the value assigned to such items as customer lists and trade names in connection with the allocation of purchase price for acquisitions under SFAS No. 142 and are generally amortized on a straight-line basis over periods of up to ten years. Amortization expense totaled $1,608 in 2007, $1,321 in 2006 and $155 in 2005.

No impairment of any long-lived asset was required in the years ended March 31, 2006 and 2005.

Other Assets - Other assets are principally comprised of deferred tax assets and non-current cash invested in restricted money-market funds. None of the individual items in other assets at March 31, 2007 and 2006 were individually greater than 5% of total assets in those years.

Accrued Liabilities - The significant components of accrued liabilities are as follows:

	MARCH 31	
	2007	2006
Advances from customers	$ 8,549	$ 5,901
Compensation and benefits	35,010	25,988
Manufacturing materials and services	7,150	6,843
Sales, property and other taxes	18,993	18,781
Other[1]	19,794	10,923
	$ 89,496	$ 68,436

[1]Other accrued liabilities are principally comprised of contingent transaction consideration associated with certain of the Company's acquisitions and accrued self-insurance claims for certain insurance programs. None of the individual items in other accrued liabilities at March 31, 2007 and 2006 were individually greater than 5% of total current liabilities in those years.

Income Taxes - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Supplemental Cash Flow Information - The consolidated statements of cash flows provide information about the Company's sources and uses of cash and exclude the effects of non-cash transactions. Certain of the Company's capital expenditures are considered to be non-cash transactions. The Company issued term notes payable totaling $5,110 and $16,508 (see Note 5. Long-Term Debt) in the years ended March 31, 2007 and 2006 to finance the purchase of certain new equipment.

The Company paid cash for interest and income taxes, net of refunds, totaling $6,030 and $33,895 in 2007, $5,373 and $18,952 in 2006, and $4,877 and $13,680 in 2005.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109* (FIN 48). FIN 48 addresses the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective for the Company beginning April 1, 2007. The Company is currently evaluating the potential effect FIN 48 will have on its consolidated financial statements and related disclosures.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurement*, which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurement. The Company's adoption of SFAS No. 157 effective as of April 1, 2008 is not expected to have a material impact on its consolidated financial condition or results of operations.

In September 2006, the SEC issued SAB No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*, which provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year's financial statements are materially misstated. The Company's adoption of SAB No. 108 effective for fiscal 2007 did not have a material impact on its consolidated financial condition or results of operations.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, including an amendment of FASB No. 115. SFAS No. 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (the "fair value option"). A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting period. The Company's adoption of SFAS No. 159 effective as of April 1, 2008 is not expected to have a material impact on its consolidated financial condition or results of operations.

Other Information

Earnings Per Share Basic earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share reflect net income divided by the weighted average number of common shares and dilutive stock options outstanding.

Related Party Transactions In the normal course of business, the Company leases certain real estate from individuals who formerly owned an acquired printing business and are now employed by the Company.

Fair Value of Financial Instruments The Company's financial instruments consist of cash, trade receivables, trade payables and debt obligations. The Company does not currently hold or issue derivative financial instruments. The Company believes that the fair value of its variable rate debt obligations, which totaled $101,297 and $51,937 at March 31, 2007 and 2006, approximated their recorded values. The Company estimates that the fair value of its fixed rate debt obligations totaling $53,268 at March 31, 2007 was $53,335 and that the fair value of its fixed rate debt obligations totaling $49,562 at March 31, 2006 was $41,280. Estimates of fair value are based on estimated interest rates for the same or similar debt offered to the Company having the same or similar maturities and collateral requirements.

Concentrations of Credit Risk Financial instruments that potentially subject the Company to concentrations of credit risk are primarily trade accounts receivable. Concentrations of credit risk with respect to trade accounts receivable are limited because the Company's printing businesses provide services to a large, diverse group of customers in various geographical regions. Management performs ongoing credit evaluations of its customers and generally does not require collateral for extensions of credit. The Company's cash deposits are held with large, well-known financial institutions.

Stock-Based Compensation Effective April 1, 2007, the Company adopted SFAS No. 123 (R), *Share-Based Payment*, which revised SFAS No. 123, *Accounting for Stock-Based Compensation*. As a result, the Company now measures the cost of the employee services received in exchange for an award of equity instruments based on the fair value of the award at the date of grant rather than its intrinsic value, the method the Company previously used (see Note 8. Share-based Compensation). In addition, to the extent that the Company receives a tax benefit upon exercise of an award, such benefit is reflected under SFAS No. 123(R) as cash flow from financing activities in the Consolidated Statement of Cash Flows rather than operating activities as in prior periods.

Foreign Currency Translation - Assets and liabilities of subsidiaries operating outside the United States with a functional currency other than the U.S. dollar are translated at the year-end exchange rates. The effects of translation are included as a component of accumulated other comprehensive income in shareholders' equity. Income and expense items are translated at the average monthly exchange rate.

Geographic Information - Revenues and long-lived assets of the Company's subsidiaries operating outside the United States were $11,218 and $29,278 as of and for the year ended March 31, 2007, the first period the Company had non-U.S. operations.

Other Comprehensive Income - Other comprehensive income is comprised exclusively of foreign currency translation adjustments.

3. ACQUISITIONS

All of the Company's acquisitions have been accounted for using the purchase method of accounting. Revenues and expenses of the acquired businesses have been included in the accompanying consolidated financial statements beginning on their respective dates of acquisition. The allocation of purchase price to the acquired assets and liabilities is based on estimates of fair value and may be prospectively revised if and when additional information the Company is awaiting concerning certain asset and liability valuations is obtained, provided that such information is received no later than one year after the date of acquisition. Contingent transaction consideration pursuant to earnout agreements is accrued as an additional cost of the transaction when payment thereof is deemed to be probable by the Company.

In fiscal 2007, the Company paid cash totaling $62,406 to acquire the operations and assets of two printing businesses. The preliminary allocation of the purchase price of the businesses acquired include current assets $18,890, property and equipment of $45,944, goodwill and other intangible assets of $15,507 and other assets of $216 less accrued liabilities of $18,151. Additionally, the Company (i) paid cash totaling $5,107 to acquire certain real property and (ii) paid net cash totaling $42 in connection with the finalization of certain working capital adjustments during fiscal 2007 relating to prior year acquisitions. Based on certain additional information received by the Company regarding its fiscal 2006 acquisitions, $1,530 of purchase price previously attributed to other intangible assets was allocated to goodwill during fiscal 2007. The Company is awaiting additional information concerning certain asset and liability valuations in order to finalize the allocation of purchase price for certain of the Company's 2007 acquisitions, and expects to receive such information no later than one year following the respective dates of acquisition.

In fiscal 2006, the Company assumed debt totaling $1,465 and paid cash totaling $27,198 to acquire the operations and assets of four businesses, two of which were immediately merged into other existing operations of the Company. The preliminary allocation of the purchase price of the businesses acquired include current assets of $7,283, property and equipment of $13,046, goodwill and intangible assets of $13,275 and other assets of $55 less current liabilities of $4,996. Additionally, the Company paid cash totaling $785 in connection with finalization of certain working capital adjustments related to the Company's fiscal 2005 acquisitions. Based on certain additional information received regarding the fiscal 2005 acquisitions, $2,513 and $6,331 of purchase price previously attributed to property and equipment and goodwill was allocated to intangible assets other than goodwill during fiscal 2006.

4. PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, net of accumulated depreciation. The costs of major renewals and betterments are capitalized; repairs and maintenance costs are expensed when incurred. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the various classes of assets.

The following is a summary of the Company's property and equipment and their estimated useful lives:

	MARCH 31		
DESCRIPTION	[illegible]	[illegible]	ESTIMATED USEFUL LIVES (IN YEARS)
Land	$ 13,909	$ 11,355	-
Buildings and leasehold improvements	96,236	79,290	5-30
Machinery and equipment	457,233	393,730	5-20
Computer equipment and software	24,171	21,116	2-5
Furniture, fixtures and other	9,926	9,328	2-7
	601,475	514,819	
Less - accumulated depreciation	(247,319)	(217,511)	
	$ 354,156	$ 297,308	

Depreciation expense related to the Company's property and equipment totaled $42,367 in 2007, $40,007 in 2006 and $36,874 in 2005.

5. LONG TERM DEBT

The following is a summary of the Company's long-term debt as of:

	MARCH 31	
	[illegible]	[illegible]
Bank credit facilities	$ 94,143	$ 43,051
Term equipment notes	48,144	44,037
Other	12,278	14,411
	154,565	101,499
Less - current portion	(12,421)	(10,821)
	$ 142,144	$ 90,678

On October 6, 2006, the Company entered into a new revolving credit agreement (the "Credit Agreement"). The Credit Agreement provides for a $155,000 revolving credit facility, with an accordion feature that could under prescribed conditions increase the facility to $240,000, and has a maturity date of October 6, 2011. On January 2, 2007, the Company entered into a First Amendment (the "Amendment") to the Credit Agreement. The Amendment specifically (i) consented (a) to the incurrence of indebtedness and the maximum amount of indebtedness that can be incurred under the A&B Credit Facility (as defined below) and (b) to a guaranty of the A&B Credit Facility by Consolidated Graphics, Inc. as the parent company of the borrower and (ii) waived certain provisions of the Credit Agreement that would have been applicable to an acquisition by the Company using proceeds of the A&B Credit Facility. At March 31, 2007, outstanding borrowings under the Credit Agreement were $53,000 and accrued interest at a weighted average rate of 6 76%.

Under the terms of the Credit Agreement the proceeds from borrowings may be used to repay certain indebtedness, finance certain acquisitions, provide for working capital and general corporate purposes and, subject to certain restrictions, repurchase the Company's common stock. Borrowings outstanding under the Credit Agreement are secured by substantially all of the Company's assets other than real estate and certain equipment subject to term equipment notes and other financings. Borrowings under the Credit Agreement accrue interest, at the Company's option, at either (1) the London Interbank Offered Rate ("LIBOR") plus a margin of .625% to 1.25%, or (2) an alternate base rate (based upon the greater of the agent bank's prime lending rate or the Federal Funds effective rate plus .50%). The Company is also required to pay an annual commitment fee ranging from .15% to .25% on available but unused amounts under the Credit Agreement. The interest rate margin and the commitment fee are based upon certain financial performance measures as set forth in the Credit Agreement and are redetermined quarterly. At March 31, 2007, the applicable LIBOR interest rate margin was .625% and the applicable commitment fee was .15%.

The Company is subject to certain covenants and restrictions and must meet certain financial tests under the Credit Agreement. The Company was in compliance with such covenants, restrictions and financial tests at March 31, 2007.

Concurrently with the Amendment, the Company entered into an unsecured credit facility with a commercial bank (the "A&B Credit Facility") consisting of a U.S. $35,000 maximum borrowing limit component and a separate Canadian $5,000 maximum borrowing limit component. At March 31, 2007, outstanding borrowings were U.S. $30,000, which accrued interest at a weighted average rate of 6.06%, and Canadian $2,000 ($1,730 U.S. equivalent), which accrued interest at a weighted average rate of 5.07%.

Under the terms of the A&B Credit Facility, U.S. dollar denominated borrowings accrue interest and bear an annual commitment fee at rates equal to those under the Credit Agreement. Canadian dollar denominated borrowings accrue interest at the Company's option, at either (1) the Canadian Dollar Offer Rate plus a margin of .625% to 1.25%, or (2) an alternate base rate based upon the Canadian Prime Rate. The Company is also required to pay an annual commitment fee ranging from .15% to .25% on available but unused Canadian dollar amounts. For both the U.S. and Canadian components, the interest rate margin and the commitment fee are based upon the financial performance measures set forth in the Credit Agreement and are redetermined quarterly. An annual reduction of U.S. $4,000 on the U.S. dollar denominated commitment occurs on each anniversary date of the A&B Credit Facility until the final maturity date of January 2, 2011. There are no significant covenants or restrictions set forth in the A&B Credit Facility; however, a default by the Company under the Credit Agreement will constitute a default under the A&B Credit Facility. Proceeds from borrowings under the A&B Credit Facility may be used by the Company for general corporate purposes and included funding for one of the Company's 2007 acquisitions.

In addition to the Credit Agreement, the Company maintains two auxiliary revolving credit facilities (each an "Auxiliary Bank Facility" and collectively the "Auxiliary Bank Facilities") with commercial banks. Each Auxiliary Bank Facility is unsecured and has a maximum borrowing capacity of $5,000. One facility expires in December 2007 while the other facility expires in October 2008. At March 31, 2007, outstanding borrowings under the Auxiliary Bank Facilities totaled $9,412 and accrued interest at a weighted average rate of 6.10%. Because the Company currently has the ability and intent to refinance borrowings outstanding under the Auxiliary Bank Facility expiring in December 2007, such borrowings are classified as long-term debt in the accompanying consolidated balance sheet at March 31, 2007. The Auxiliary Bank Facilities cross-default to the covenants and restrictions set forth in the Credit Agreement.

The Company's term equipment notes consist primarily of notes payable pursuant to financing agreements between the Company and various lenders (the "Lender Notes") and between the Company and the finance affiliate of a printing equipment manufacturer (the "Equipment Notes"). At March 31, 2007, outstanding borrowings under the Lender Notes totaled $36,656 and accrued interest at a weighted average rate of 5.86%. The Lender Notes provide for either fixed monthly principal payments plus interest (at fixed rates) or for fixed payments of principal and interest (at fixed rates) for defined periods of up to eight years from the date of issuance, and are secured by certain equipment of the Company. At March 31, 2007, outstanding borrowings under the Equipment Notes totaled $10,007 and accrued interest at a weighted average rate of 5.92%. The Equipment Notes provide for fixed payments of principal and interest (at fixed rates) for defined periods of up to ten years from the date of issuance and are secured by the equipment which was concurrently purchased from the manufacturer. At March 31, 2007, the remaining balance of term equipment notes totaling $1,481 primarily consists of various secured debt obligations assumed by the Company in connection with certain prior year acquisitions. The Company is not subject to any significant financial covenants in connection with any of the term equipment notes; however, the Credit Agreement places certain limitations on the amount of additional term note obligations the Company may incur in the future.

The Company's remaining debt obligations consist of a mortgage note totaling $4,608, a promissory note totaling $899, industrial revenue bonds totaling $6,185 and various other debt obligations totaling $586. The Company does not have any significant financial covenants or restrictions associated with these other debt obligations.

The principal payment requirements by fiscal year under the Company's debt obligations referenced above are: 2008 - $12,421; 2009 - $16,436; 2010 - $13,448; 2011 - $9,037; 2012 - $93,895; and thereafter - $9,328. As the Company has both the ability and intent to refinance the $4,732 outstanding at March 31, 2007 under an Auxiliary Bank Facility due to expire in December 2007, such borrowings are classified as long-term debt in our Consolidated Balance Sheet at March 31, 2007, and are classified above as fiscal 2012 principal payment requirements in conjunction with the maturity of the Credit Agreement.

6. INCOME TAXES

The provision for income taxes is comprised of the following:

	[illegible]	[illegible]	[illegible]
CURRENT			
Federal	$ 32,519	$ 21,162	$ 15,953
State	2,751	1,893	(910)
Foreign	626	-	-
	35,896	23,055	15,043
DEFERRED			
Federal	(3,866)	689	1,860
State	(2,688)	(552)	2,097
	(6,554)	137	3,957
	$ 29,342	$ 23,192	$ 19,000

The provision for income taxes differs from an amount computed at the federal statutory rate as follows:

	YEAR ENDED MARCH 31		
	2007	2006	2005
Provision at the federal statutory rate	$ 28,029	$ 21,592	$ 18,103
State income taxes, net of federal income tax benefit	41	872	771
Non-deductible expenses	1,347	1,314	126
Benefit of domestic production deduction	(798)	(586)	-
Impairment of goodwill	672	-	-
Other	51	-	-
	$ 29,342	$ 23,192	$ 19,000

Deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts as measured based on enacted tax laws and regulations. The Company records a valuation allowance, when appropriate, to adjust deferred tax asset balances to the amount the Company expects to realize. The Company considers the amount of taxable income available in carryback years and expectations of future taxable income, among other factors, in assessing the potential need for a valuation allowance. The components of deferred income tax assets and liabilities are as follows:

	MARCH 31	
	2007	2006
DEFERRED INCOME TAX LIABILITIES		
Property and equipment	$ 59,081	$ 62,829
Other	1,968	1,460
Total deferred income tax liabilities	$ 61,049	$ 64,289
DEFERRED INCOME TAX ASSETS		
Accounts receivable and inventory	$ 1,040	$ 888
Accruals not currently deductible	5,700	5,376
Intangible assets(1)	5,334	2,143
Other	1,739	2,092
Total deferred income tax assets	$ 13,813	$ 10,499

(1) This deferred income tax asset is long-term in nature and therefore is netted against total deferred income tax liabilities for presentation in the accompanying Consolidated Balance Sheets.

7. COMMITMENTS AND CONTINGENCIES

Operating Leases - The Company has entered into various noncancelable operating leases primarily related to facilities and equipment used in the ordinary course of its business. The Company incurred total operating lease expense of $16,864, $18,089 and $15,213 for the years ended March 31, 2007, 2006 and 2005.

The Company's future operating lease obligations by fiscal year are as follows:

	2008	2009	2010	2011	2012	THEREAFTER
Operating lease obligations	$ 14,326	$ 12,029	$ 9,142	$ 6,850	$ 5,242	$ 12,015

Letters of Credit - In connection with the assumption of obligations under outstanding industrial revenue bonds, which are reflected as debt in the accompanying consolidated financial statements, and the Company's assumption of certain contingent liabilities related to certain of its acquisitions, the Company had letters of credit outstanding as of March 31, 2007 totaling $8,138. In addition, the Company had one other letter of credit totaling $100 outstanding as of March 31, 2007. All of these letters of credit were issued pursuant to the terms of the Company's Credit Agreement, which expires in October 2011, and the Company will be required to obtain replacement letters of credit at that time, as needed.

Insurance Programs - The Company maintains third-party insurance coverage in amounts and against risks it believes are reasonable in its circumstances. The Company is self-insured for most workers' compensation claims and for a significant component of its group health insurance programs. For these exposures, the Company accrues expected loss amounts which are determined using a combination of its historical loss experience and subjective assessment of its future loss exposure, together with advice provided by administrators and consulting actuaries. The estimates of expected loss amounts are subject to uncertainties arising from various sources, including changes in claims reporting patterns, claims settlement patterns, judicial decisions, legislation and economic conditions, which could result in an increase or decrease in accrued costs in future periods for claim matters which occurred in a prior period. Although the Company believes that the accrued estimated loss amounts are reasonable under the circumstances, significant differences related to the items noted above could materially affect our risk exposure, insurance obligations and future expense.

Legal Matters - From time to time, the Company is subject to legal proceedings and claims that arise in the ordinary course of its business. Currently, there are no legal proceedings or claims pending against the Company that management believes could have a material adverse effect upon the Company's consolidated financial condition or results of operations.

Tax Matters - The Company is subject to examination by tax authorities for varying periods in various taxing jurisdictions. During the course of such examinations disputes occur as to matters of fact and/or law. Also, in most taxing jurisdictions the passage of time without examination will result in the expiration of applicable statutes of limitations thereby precluding the taxing authority from conducting an examination of the tax period for which such statute of limitation has expired. The Company believes that it has adequately provided for its tax liabilities.

8. SHARE-BASED COMPENSATION

Pursuant to the Consolidated Graphics, Inc. Long-Term Incentive Plan, as amended (the "Plan"), employees of the Company and members of the Company's Board of Directors have been, or may be, granted options to purchase shares of the Company's common stock, restricted stock unit awards or other forms of equity-based compensation. Options granted pursuant to the Plan include incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and non-qualified stock options. Options previously granted under the Plan were at a price not less than the market price of the stock at the date of grant and periodically vest over a fixed period of up to ten years. Unvested options generally are cancelled upon termination of employment and vested options generally expire shortly after termination of employment. Otherwise, options expire after final vesting at the end of a fixed period generally not in excess of an additional five years. At March 31, 2007, a total of 1,864,876 shares were reserved for issuance pursuant to the Plan, of which 318,142 shares of the Company's common stock were reserved for future grants.

The following table sets forth option and restricted stock unit award transactions under the Plan in terms of underlying shares of the Company's common stock:

	YEAR ENDED MARCH 31					
	2007		2006		2005	
	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at April 1	1,974,459	$ 33.88	1,700,786	$ 27.93	1,804,732	$ 26.08
Granted[1]	48,588	52.62	550,318	48.13	270,000	39.96
Exercised	(445,221)	27.32	(123,035)	19.74	(186,078)	18.00
Forfeited or expired	(31,092)	40.10	(153,610)	26.71	(187,868)	34.85
Outstanding at March 31[1]	1,546,734	36.66	1,974,459	33.88	1,700,786	27.93
Exercisable at March 31	1,166,764	35.21	1,369,402	32.92	651,444	21.49

[1] For 2007, (i) the number of shares granted and outstanding at March 31 include 12,500 restricted stock unit awards having an aggregate fair value at date of grant of $652, (ii) the number of shares exercisable at March 31 includes 2,500 restricted stock unit awards and (iii) the weighted average exercise price of shares granted, outstanding at March 31 and exercisable at March 31 is based solely on stock option grants and excludes the restricted stock unit awards which have no exercise price component.

The weighted average grant date fair value of stock options granted during the three years ended March 31, 2007, all of which were at exercise prices equal to the market price of the stock on the grant dates, as calculated under the Black-Scholes-Merton ("Black-Scholes") pricing model are as follows:

	YEAR ENDED MARCH 31		
	2007	2006	2005
Weighted average fair value of option grants during the year	$ 19.94	$ 17.92	$ 13.65
Assumptions:			
Expected option life in years	4.3	5.0	5.0
Risk-free interest rate	5.0%	4.2%	3.7%
Expected volatility	37.9%	33.8%	30.4%
Expected dividend yield	-	-	-

The risk-free interest rate represents the U.S. Treasury Bond constant maturity yield approximating the expected option life of stock options granted during the period. The expected option life represents the period of time that the stock options granted during the period are expected to be outstanding, based on the mid-point between the vesting date and contractual expiration date of each option. The expected volatility is based on the historical market price volatility of the Company's common stock.

Outstanding and exercisable stock options and restricted stock unit awards at March 31, 2007 were as follows:

RANGE OF EXERCISE PRICE	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
STOCK OPTIONS					
$10.37-$20.00	478,020	$ 13.60	3.9	446,915	$ 13.38
$20.01-$30.00	70,924	23.20	5.3	53,351	22.96
$30.01-$40.00	140,474	37.84	7.4	5,218	37.24
$40.01-$50.00	136,418	43.23	5.4	57,131	41.65
$50.01-$60.00	699,129	51.94	5.5	601,649	51.87
$60.01-$62.00	9,269	62.00	5.3	-	-
	1,534,234	36.66	5.2	1,164,264	35.21
Restricted Stock Unit Awards	12,500		9.0	2,500	
Outstanding at March 31, 2007	1,546,734		5.2	1,166,764	

The total grant-date fair value of restricted stock unit awards which vested during 2007 was $130. The aggregate intrinsic value of outstanding and exercisable stock options and restricted stock unit awards as of March 31, 2007 was $58,291 and $45,405, respectively.

Effective April 1, 2006, the Company adopted SFAS No. 123(R). As a result, the Company now measures the cost of employee services received in exchange for an award of equity instruments, including grants of stock options and restricted stock unit awards, based on the fair value of the award at the date of grant rather than its intrinsic value, the method the Company previously used. The fair value of stock options is determined using the Black-Scholes model. The Company is using the modified prospective application method under SFAS No. 123(R) and has elected not to use the retrospective application method. Thus, amortization of the fair value of all nonvested awards as of April 1, 2006, as determined under the previous pro forma disclosure provisions of SFAS No. 123, except as adjusted for forfeitures, is included in the Company's results of operations commencing April 1, 2006, and prior periods have not been restated.

As a result of the adoption of SFAS No. 123 (R), the Company recorded $2,695 of share-based compensation expense for the year ended March 31, 2007. The after-tax impact to net income was $1,644, and the impact to both basic and diluted earnings per share was $.12 in fiscal 2007.

As of March 31, 2007, $2,154 of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted average period of 1.1 years.

The accompanying consolidated income statements for 2006 and 2005 were not restated since the Company elected not to use the retrospective application method under SFAS No. 123 (R). A summary of the effect on net income and net income per share for fiscal 2006 and fiscal 2005 as if the Company had accounted for share-based compensation using the fair value recognition provisions of SFAS No. 123 is as follows (in thousands except per share data):

	MARCH 31	
	2006	2005
Net income as reported	$ 38,498	$ 32,722
Less pro forma compensation expense	(5,936)	(2,815)
Pro forma net income	$ 32,562	$ 29,907
Basic Earnings Per Share		
Net income as reported	$ 2.81	$ 2.40
Less pro forma compensation	(.40)	(.19)
Pro forma net income	$ 2.41	$ 2.21
Diluted Earnings Per Share		
Net income as reported	$ 2.73	$ 2.31
Less pro forma compensation	(.39)	(.19)
Pro forma net income	$ 2.34	$ 2.12

9. SUPPLEMENTAL SELECTED UNAUDITED QUARTERLY FINANCIAL DATA

The following table contains selected unaudited quarterly financial data from the consolidated income statements for each quarter of fiscal 2007 and 2006. The Company believes this information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

	1ST QTR	2ND QTR	3RD QTR	4TH QTR
FISCAL 2007:				
Sales	$ 238,425	$ 234,236	$ 269,611	$ 263,914
Gross profit	64,005	62,456	72,358	70,371
Net income	13,730	13,690	16,375	6,946
Basic earnings per share	1.00	1.01	1.21	.51
Diluted earnings per share	.97	.98	1.17	.50
FISCAL 2006:				
Sales	$ 209,915	$ 220,993	$ 226,204	$ 221,911
Gross profit	51,803	54,065	55,732	55,863
Net income	8,729	9,333	9,941	10,495
Basic earnings per share	.63	.68	.73	.77
Diluted earnings per share	.61	.66	.71	.74

Earnings per share are computed independently for each of the quarters presented; therefore, the sum of the quarterly earnings per share may not equal annual earnings per share.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act Rule 13a-15(f) or 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The scope of management's assessment of the effectiveness of our internal control over financial reporting includes the Company's consolidated subsidiaries, except for certain businesses acquired by the Company on January 2, 2007 and January 31, 2007, respectively, as permitted by the rules and regulations of the Securities and Exchange Commission. The Company's consolidated net sales for the year ended March 31, 2007 were $1.01 billion, of which the certain businesses acquired by the Company on January 2, 2007 and January 31, 2007, respectively, represented $27.8 million. The Company's consolidated total assets as of March 31, 2007 were $724.0 million, of which the certain businesses acquired by the Company on January 2, 2007 and January 31, 2007, respectively, represented $95.6 million.

Management assessed the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in *Internal Control - Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of March 31, 2007. Our management's assessment of the effectiveness of our internal control over financial reporting as of March 31, 2007 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their attestation report which is included on page 54.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND STOCKHOLDERS
CONSOLIDATED GRAPHICS, INC.:

We have audited management's assessment, included in the accompanying *Management's Annual Report on Internal Control Over Financial Reporting*, that Consolidated Graphics, Inc. (the "Company") maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on criteria established in *Internal Control - Integrated Framework* issued by COSO. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by COSO.

The Company acquired certain businesses on January 2, 2007 and January 31, 2007, and management excluded from its assessment of the effectiveness of its internal control over financial reporting as of March 31, 2007, the certain businesses' internal control over financial reporting associated with the total assets of $95.6 million, and total revenues of $27.8 million included in the consolidated financial statements of the Company and subsidiaries as of and for the year ended March 31, 2007. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of the certain businesses.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 2007, and our report dated May 30, 2007, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP
Houston, Texas
May 30, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND STOCKHOLDERS CONSOLIDATED GRAPHICS, INC.:

We have audited the accompanying consolidated balance sheets of Consolidated Graphics, Inc. and subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Consolidated Graphics, Inc. and subsidiaries as of March 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective April 1, 2006 the Company adopted Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Consolidated Graphics, Inc.'s internal control over financial reporting as of March 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 30, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP
Houston, Texas
May 30, 2007

CORPORATE INFORMATION

HEADQUARTERS
Consolidated Graphics, Inc.
5858 Westheimer, Suite 200
Houston, Texas 77057
713.787.0977

TRANSFER AGENT & REGISTRAR
American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005
718.921.8200

ANNUAL SHAREHOLDERS' MEETING
The Annual Meeting of Shareholders will be held at the Hyatt Regency in Houston, Texas on Thursday, August 2, 2007 at 5:00 p.m., C.D.T.

ANNUAL REPORT ON FORM 10-K AVAILABILITY
The Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2007 may be obtained without charge by writing to Secretary, Consolidated Graphics, Inc. at the Company's headquarters or via the Company's website at www.cgx.com.

STOCK INFORMATION
Our common stock is traded on the New York Stock Exchange under the symbol "CGX". The following table presents the quarterly high and low sales prices for our common stock for each of the last two fiscal years:

	HIGH	LOW
FISCAL 2007 QUARTER ENDED		
June 30, 2006	$ 57.44	$ 48.20
September 30, 2006	64.50	47.53
December 31, 2006	64.17	55.39
March 31, 2007	77.00	57.26
FISCAL 2006 QUARTER ENDED		
June 30, 2005	$ 52.06	$ 40.51
September 30, 2005	45.41	37.16
December 31, 2005	52.08	36.06
March 31, 2006	53.76	46.34

As of April 30, 2007, there were 85 shareholders of record representing approximately 1,500 beneficial owners.

We have not previously paid any cash dividends on our common stock. We presently intend to retain all of our earnings to finance the continuing development of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future payment of cash dividends will depend upon the financial condition, capital requirements and earnings of our Company, as well as other factors our Board of Directors may deem relevant. In addition, our primary bank credit facility contains restrictions that limit our ability to pay dividends above certain levels.

EMPLOYEES
As of April 30, 2007, we had 5,550 employees.

CORPORATE DIRECTORY

DIRECTORS

Joe R. Davis
Chairman and Chief Executive Officer
Member of Executive Committee

Larry J. Alexander
Retired, Senior Vice President, SBC, Inc. (now AT&T, Inc.)
Independent Director
Member of Compensation Committee

Brady F. Carruth
President, Gulf Coast Capital Corporation
President and Chief Executive Officer, Saratoga Financial Group
Independent Director
Member of Audit and Nominating & Governance Committees

Gary L. Forbes
Senior Vice President, Equus Total Return, Inc.
Independent Director
Member of Audit and Executive Committees

James H. Limmer
Partner, Tekell, Book, Matthews & Limmer, L.L.P.
Independent Director
Member of Audit and Nominating & Governance Committees

Hugh N. West, M.D.
Private Investor
Independent Director
Member of Compensation and Nominating & Governance Committees

OFFICERS

Chairman and Chief Executive Officer
Joe R. Davis

Executive Vice Presidents
Michael B. Barton
Chief Administrative Officer

James H. Cohen
Mergers and Acquisitions

G. Christopher Colville
Chief Financial and Accounting Officer and Secretary

Richard A. Davis
Operations

Aaron T. Grohs
Sales and Marketing

Group Vice Presidents
Trent C. Cunningham
Dennis L. Rampe
Thomas W. Simunek
Steve A. Wellenbach

President - CGXSolutions
Ryan C. Farris

Vice Presidents
Thomas J. Boyle
CGXSolutions

Kim A. Bradley
CGXSolutions

Rachel W. Cooper
CGXSolutions

T. Clifford Hollingsworth
CGXSolutions

Jeff J. Lampert
CGXSolutions

Wendy L. Murphy
CGXSolutions

Carol M. Schwanke
CGXSolutions

Thomas E. Ashcraft
Corporate Real Estate

Paul A. Castain
Sales Development

E. Bradley Conrad
Controller

C. Nelson Ho
Environmental and Safety Management

S. Leonard Hruzek
Mergers and Acquisitions

David A. Leslie
Risk Management

Virginia A. Muller
Mergers and Acquisitions

M. Glen Sanders
Purchasing

Robert T. Woods
Tax

Forward-Looking Information - Safe Harbor Provisions This Annual Report contains certain forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Readers are cautioned that such information involves known and unknown risks and uncertainties including those created by general market conditions, competition and the possibility that events may occur which limit the Company's ability to maintain or improve its operating results and acquire additional printing businesses. The Company's expectations regarding future sales and profitability assume, among other things, stability in the economy and reasonable growth in the demand for its products, the continued availability of raw materials at affordable prices and retention of its key management and operating personnel. In addition, the Company's expectations regarding future acquisitions assume, among other things, the Company's ability to identify new acquisition opportunities and its ability to negotiate and finance such acquisitions on acceptable terms, as well as the ability to successfully absorb and manage such acquisitions. Although management believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate and there can be no assurance that any or all of the assumptions underlying the forward-looking statements will prove to be accurate. The inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved. For a discussion identifying other important factors that could cause actual results to vary materially from those anticipated in the forward-looking information contained herein, see the Company's Securities and Exchange Commission filings, including but not limited to, the discussion of "Competition" and "Risk Factors" included in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2007, as well as "Management's Discussion and Analysis" and the Consolidated Financial Statements and Notes thereto included herein. The Company expressly disclaims any duty to provide updates to the forward-looking information, assumptions or other factors contained in this Annual Report to reflect the subsequent occurrence of events or changes in circumstances or expectations.

PRODUCTION NOTES

BOOK CASE – The Hennegan Company, Florence, KY A CONSOLIDATED GRAPHICS COMPANY
Inspire Dull Text, 80 lb. laminated onto 18 pt. Carolina SBS C1S
2 PMS and double-bump metallic with UV coating

ANNUAL REPORT – The Hennegan Company, Florence, KY A CONSOLIDATED GRAPHICS COMPANY
Printed with soy based inks.

Cover
McCoy Silk Cover, 120 lb.
3 PMS and double bump metallic with UV Coating and spot varnish
Die cut rounded corners

Narrative
McCoy Silk Text, 100 lb.
4-color process, 5 PMS with spot varnish
Gatefold: 10 spot colors

Short Sheet
McCoy Silk Cover, 80 lb.
4-color process with overall varnish

Financial
Cougar Recycled Text, 80 lb.
2 PMS

LENTICULAR COVER – Wetzel Brothers, Cudahy, WI A CONSOLIDATED GRAPHICS COMPANY
Universal Lenstar Lens, 18 mil, 75 lpi
UV printing with 2 PMS, primed for lamination

SEED PACKET – The Hennegan Company, Florence, KY A CONSOLIDATED GRAPHICS COMPANY
McCoy Silk Text, 80 lb.
4-color process with spot varnish

SEED PACKET INSERT – The Hennegan Company, Florence, KY A CONSOLIDATED GRAPHICS COMPANY
Symphony Seed Paper
Digital variable printing
Die cut leaf

CROSSMEDIA AND FULLFILLMENT –
Maximum Graphics, Minneapolis, MN A CONSOLIDATED GRAPHICS COMPANY

5858 Westheimer, Suite 200
Houston, Texas 77057
www.cgx.com

END